PLAN OF LIQUIDATION AND TERMINATION
	THIS PLAN OF LIQUIDATION AND
TERMINATION ("Plan") is made by Eaton Vance
Mutual Funds Trust ("Trust"), a Massachusetts business trust that is registered with the Securities and Exchange Commission as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") with respect to Eaton Vance Currency Income Advantage Fund
("Fund"), one of the separate series of the Trust.

R E C I T A L S
A. The Trust's board of trustees ("Board," and the members thereof, "Trustees"), including its
Trustees who are not "interested persons" (as that term is defined in the 1940 Act) of the Trust, has unanimously determined to terminate and liquidate the Fund.

B.  Pursuant to Article VIII, Section 8.2 of the
Trust's Amended and Restated Declaration of Trust,
dated April 26, 2016, as amended ("Declaration of
Trust"), the Board may terminate the Fund.
C.  Based on the foregoing, the Board has
unanimously adopted this Plan.
P R O V I S I O N S
ARTICLE 1.  Liquidation and Termination;
Trustees' Powers
(a)	The termination of the Fund shall be
deemed effective, and its liquidation shall
commence, on June 29, 2016, or such other date
as may be determined by an officer of the Trust, in
his or her discretion (the "Effective Date").
(b)	The proper officers of the Trust shall take all
necessary and appropriate actions under the laws
of the Commonwealth of Massachusetts, the
Declaration of Trust and any other applicable law to
effect the termination and liquidation of the Fund
and to wind up its business.
(c)	On or after the Effective Date, all powers of
the Trustees under the Declaration of Trust and the
Trust's By-laws, and all delegations of such powers
or the performance thereof to officers and agents of
the Trust, shall continue with respect to the Trust,
including the powers to: (1) fulfill and/or discharge
the Fund's contracts, (2) collect the Fund's assets,
(3) sell, convey, assign, exchange, transfer, and/or
otherwise dispose of all or any part of the Fund's
remaining property to one or more persons at
public or private sale for consideration that may
consist in whole or in part of cash, securities, or
other property of any kind, (4) discharge and/or pay
the Fund's liabilities, (5) prosecute, settle, and/or
compromise claims of the Fund or to which it is
subject, (6) file final state and federal tax returns for
the Fund, (7) mail notice to all known creditors and
employees, if any, of the Fund, at their respective
addresses shown on the Fund's records, and (8) do
all other acts necessary or appropriate to wind up
the Fund's business.
ARTICLE 2.  Filings with Governmental
Authorities
The proper officers of the Trust shall take all
necessary and appropriate actions to prepare and
file or cause to be prepared and filed with
governmental and regulatory authorities, including
the Securities and Exchange Commission, the
Internal Revenue Service ("IRS") and the
Commonwealth of Massachusetts, all such
agreements, documents, notices and undertakings,
including necessary tax clearance certificates and
IRS Form 966 (entitled "Corporate Dissolution or
Liquidation"), as may be required to effect the
liquidation and termination of the Fund.
ARTICLE 3.  Liquidation Procedures
(a)	For purposes of the liquidation of the Fund,
the Fund shall apply its assets to the payment of all
its existing debts and obligations, including
necessary expenses of its liquidation and
termination.
(b)	As soon as reasonably practicable after:
(1) paying or adequately providing for the payment
of the Fund's liabilities and (2) receiving releases,
indemnities, and refunding agreements the proper
officers of the Trust deem necessary for the Trust's
protection, such officers shall cause the Fund's
remaining assets to be distributed in one or more (if
necessary) distributions of cash to its shareholders
of record as of the Fund's record date (each, a
"Shareholder") in redemption and cancellation of
their Fund shares.  On such record date, each
Shareholder's interest in the Fund shall be fixed
and the Fund's books shall be closed.  The amount
of the liquidating distribution to each Shareholder
shall be in proportion to the number of Fund shares
held by such Shareholder on such date.
(c)	In the event any Shareholder(s) to whom
distributions pursuant to paragraph (b) are payable cannot be located, the proper officers of the Trust may create, in the name and on behalf of the Fund, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining Fund assets in such trust for the benefit of such Shareholder(s). The expenses of such trust shall be charged against the assets thereof.
ARTICLE 4.  Receipt of Cash or Other
Distributions After the Liquidation Date

Following the Effective Date, if the Fund receives any form of cash or is entitled to any other distributions that it had not recorded on its books on or before the Effective Date, except as otherwise described below, such cash or other distribution
(net of all expenses associated with effecting the disposition of such cash or distribution) will be disbursed in the following manner, provided that the officers of the Trust determine it is cost effective to do so:

(a)	The Trust will determine the Shareholders
of record of the Fund as of the Effective Date of the Plan.

(b)	The Trust will then identify the Shareholders
of record as of the Effective Date who would be entitled to a pro rata share of the cash or distribution received by the Fund.

(c)	The Trust will then be responsible for
disbursing to each such Shareholder of record, identified in accordance with paragraph 4(b) above, their pro rata portion of the cash.

In such event the officers determine that distribution of any such amounts is impracticable due to the cost of doing so, the officers shall present a proposal for the disposition of such amounts to the Board for consideration.
ARTICLE 5.  Amendment of this Plan
Except as otherwise provided in this Article 5, this Plan may be amended by the proper officers of the Trust as they, with the advice of counsel, may deem necessary or appropriate to effect the termination and liquidation of the Fund. The terms of this Plan with respect to liquidating distributions may be amended only by the Board.
ARTICLE 6.  Expenses
Except as provided in Article 3, paragraph (c), the Fund shall bear all the expenses incurred in connection with carrying out this Plan, including the cost of liquidating the Fund's assets and terminating its existence.
In WITNESS WHEREOF, the undersigned, duly authorized officer of the Trust has executed this Plan on the 29th day of June, 2016.


    /s/Maureen A. Gemma
Name:  Maureen A. Gemma
Title:  Vice President















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